RICHEMONT



04024164



Via airmail

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
United States of America

26 March 2004

Re: Compagnie Financière Richemont AG/Richemont
        S.A.   (File No. 82 - 4102) -- Rule 12g3 - 2(b)

Ladies and Gentlemen

In connection with Compagnie Financière Richemont AG's (the Company's") exemption pursuant to Rule 12g3 - 2(b) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), enclosed please find copies of the announcement in French and German disclosing the number of Richemont A-units acquired under the terms of the unit buy-back scheme to 25 March 2004. This information is being furnished under paragraph (b) (1) (i) of Rule 12g3-2 of the Exchange Act with the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

Please call the undersigned at +41 22 715 35 00 or Richard L. Muglia of Skadden, Arps, Slate, Meagher & Flom in London at +44 20 7519 7000 if you have any comments or questions regarding the enclosures.

Please date stamp the enclosed copy of this letter and return to Ms. Katrina D. Buerkle,of Skadden, Arps, Slate, Meagher & Flom, 1440 New York Avenue, N.W., Washington D. C. 20005.

Very truly yours,

pp Ellen Shipe
Alan Grieve

Enclosures

cc: Mr Richard L Muglia

ANNONCE PERIODIQUE CONCERNANT LE PROGRAMME DE RACHAT DE COMPAGNIE FINANCIÈRE RICHEMONT SA

Informations concernant le négoce de Compagnie Financière Richemont SA dans ses propres "A" units, conformément à la recommandation de la Commission des OPA du 19 février 2004:

Période concernée:	**du 12 mars 2004 au 25 mars 2004**
Nombre de "A" units achetées:	**1'361'234**
Nombre de "A" units vendues:	**(1'015'000)**
Nombre net de "A" units acquises depuis le début du programme de rachat (commencé le 25 février 2004):	**4'200'000**
Position nette en "A" units au 25 mars 2004 :	**27'510'760**

Le programme de rachat courant porte sur un maximum de 10'000'000 "A" units (soit un maximum de 1.74 % du capital et 0.95 % des droits de vote).

Date:	**le 26 mars 2004**
Société:	Compagnie Financière Richemont SA
Personne:	Alan Grieve / Jenny McLennan
Téléphone:	041 727 23 55



PERIODISCHE MELDUNG ZUM RÜCKKAUFPROGRAMM
DER COMPAGNIE FINANCIÈRE RICHEMONT SA

Angaben betreffend die Handelstätigkeit der Compagnie Financière Richemont SA in eigenen "A" Units gemäss der Empfehlung der Übernahmekommission vom 19. Februar 2004:

Periode: **12. März 2004 bis 25. März 2004**

Anzahl der gekauften "A" Units:

1'361'234

Anzahl der verkauften "A" Units: **(1'015'000)**

Anzahl der seit Beginn des Rückkaufsprogrammes
erworbenen "A" Units (Beginn 25. Februar 2004): **4'200'000**

Nettobestand an eigenen "A" Units per 25. März 2004: **27'510'760**

Das laufende Rückkaufprogramm umfasst maximal 10'000'000 "A" Units
(oder maximal 1.74 % des Aktienkapitals und 0.95 % der Stimmrechte).

Datum: **26. März 2004**

Gesellschaft: Compagnie Financière Richemont SA
Person: Alan Grieve / Jenny McLennan
Telefon: 041 727 23 55

